Filed by Exelis Inc.

Commission File No. 001-35228

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Exelis Inc.

Commission File No. 001-35228

February 13, 2015

To All Exelis Employees,

It’s been a full week since the announcement of Harris Corporation’s planned acquisition of Exelis Inc., so I just wanted to provide you with an update about what’s transpired thus far and provide some sense of how the transition process will shake out in the coming months.

As you can imagine, on the day of the announcement, there was a flurry of activity across the company to ensure that in addition to you as employees, all of other most relevant stakeholder groups were sufficiently informed about the pending transaction:

•	Customers: We made verbal and written outreach to customers at all levels within DOD, NASA, FAA, NOAA, the Services, etc. in order to not only share the news, but to reassure them of our commitment and focus on business execution until the transaction is complete.

•	Investors/Analysts: We received overwhelmingly positive shareholder and analyst reactions and received many congratulatory notes reflecting the fact that this was perceived to be an excellent value creating transaction for our shareholders.

•	The stock market reacted extremely positively, with Exelis stock rising more than 36 percent on the day of the announcement, and with Harris stock also rising almost 10 percent.

•	With a transaction of this type, one might expect that the acquiring company’s stock to take a dip on the day of announcement, but that positive outcome signals the relative strength that the Wall Street community values in this proposed deal.

•	Elected officials: Key Congressional members, staff and committees on Capitol Hill were contacted, as well as local elected officials that represent municipalities where Exelis facilities are located.

•	Media: Mainstream, financial, trade and local media all covered this story very closely, resulting in more than 75 stories that mostly projected the positive aspects of this transaction.

Of course, like each of you, all these audiences had many questions about the pending outcomes of this acquisition relating to structure, customers, operations, benefits, pension, etc. However, due to the ongoing and extensive legal and regulatory review processes, guidelines and procedures which will continue over the coming weeks and months, Exelis and Harris have not discussed any specific integration matters to date. Hence, information on integration is limited at this time.

The fact is, until the transaction is complete, Exelis and Harris will remain separate companies and there will be no immediate changes to our organization. Therefore, we should all be operating in a “business as usual” fashion until the deal is completed and continually evaluate our efforts to meet our customers’ needs, as well as our financial commitments to our shareholders.

In the interim, we will establish a transition planning team made up of Exelis HQ and division operational and functional personnel to assist Harris with its goal of closing of this transaction in a reasonable timeframe — which it has publicly stated as mid-2015, subject to certain conditions.

During this time, I would like to encourage you to remain engaged and ask questions of your leadership and HR professionals to ensure you are well informed. Leaders across the company have received countless questions related to employee matters such as job security, benefits, pension, equity awards, etc. and I can assure you that your leaders and HR teams will address those questions.

I personally believe that a majority of our employees will benefit from being part of an organization with a more competitive and stable financial foundation, which will create greater opportunities over the long term. This will create excellent career opportunities that come with being part of a larger organization.

I understand that you will continue to have many questions over the next few weeks and months and we will frequently update the OneExelis transition website, https://one.exelisinc.com/transition, with the latest information on the transaction.

Thank you for all you have done to make this business growth opportunity possible. Since we became a public company in October 2011, we have worked together to create an outstanding organization that was viewed so very positively by another leading company that it made a large strategic investment in our ability to help create and sustain growth in a very challenging global aerospace and defense market.

I hope you share my excitement about the opportunities ahead.

Sincerely,

David F. Melcher

Chief Executive Officer and President

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Exelis Inc. and Harris Corporation, the management of either such company or the proposed transaction between Exelis and Harris, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Exelis and Harris undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; restrictions imposed by outstanding indebtedness and indebtedness incurred in connection with the transactions; worldwide and regional economic, business, and political conditions; changes in customer demand and requirements; business cycles and other industry conditions; the timing of new services or facilities; ability to compete with others in the industries in which Exelis and Harris operate; effects of compliance with laws; fluctuations in the value of currencies in major areas where operations are located; matters relating to operating facilities; effect and costs of claims (known or unknown) relating to litigation and environmental remediation; ability to develop and further enhance technology and proprietary know-how; ability to attract and retain key personnel; escalation in the cost of providing employee health care; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Exelis and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Exelis’s and Harris’s respective reports filed with the SEC, including Exelis’s annual report on Form 10-K for the year ended December 31, 2013 and quarterly reports on Form 10-Q for the quarters ended March 31, 2014, June 30, 2014 and September 30, 2014, and Harris’s annual report on Form 10-K for the year ended June 27, 2014 and quarterly report on Form 10-Q for the quarter ended September 26, 2014, in each case, as such reports may have been amended. This document speaks only as of its date, and Exelis and Harris each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. EXELIS SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to shareholders of Exelis. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Harris at its web site, www.harris.com, or from Exelis at its web site, www.exelisinc.com, or 1650 Tysons Blvd. Suite 1700, McLean, VA 22102, attention: Corporate Secretary.

Participants In Solicitation

Exelis and Harris and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Exelis participants is set forth in the proxy statement, dated March 26, 2014, for the Exelis 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Harris’s participants is set forth in the proxy statement, dated September 9, 2014, for Harris’s 2014 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Exelis and Harris in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.